                                EXHIBIT 3 (ii)

     Bylaws of AZZ incorporated, as amended and restated on August 15, 2000;



          RESOLVED, that Section 3.02(b) of the Bylaws of the Company is hereby rescinded in its entirety and a new Section 3.02(b) is hereby adopted which shall read as follows:

               3.02(b). Notwithstanding subsection (a) of Section 3.02, one director in addition to the nine provided by subsection (a) shall serve from August 15, 2000 to the 2001 annual shareholders meeting. At the 2001 annual shareholders meeting only those Directors whose term of office expires at that meeting shall be elected and qualified, after which the Board shall consist of nine (9) directors.





                                      E-3